January 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549-0404

Re:                       Amicus Therapeutics, Inc.

Registration Statement on Form S-3

Filed December 6, 2012

File No. 333-185307

Dear Mr. Riedler:

Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”) transmitted today via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-185307)  filed on December 6, 2012 (the “Initial Filing” and, as amended by the Amendment, the “Registration Statement”).  The Amendment is marked to show changes between the Registration Statement and the Initial Filing.  Set forth below is the response of the Company to the comments from the staff (the “Staff”) of the Commission that were contained in your letter dated December 18, 2012 (the “Comment Letter”).  For ease of reference, the comments contained in the Comment Letter are repeated below in bold in advance of the respective Company response.

Comment

Selling Stockholders, page 8

1.                        We note your description of the selling stockholders as initially having acquired the preferred stock that was later converted into the comment stock to be resold “through several private placements of [y]our convertible preferred stock completed…prior to [y]our initial public offering.” Pursuant to Rule 430B, please expand this disclosure to identify each initial offering transaction in which the selling stockholder acquired the securities to be sold.

Response:  In response to the Staff’s comment, the description of the selling stockholder has been expanded in the Registration Statement to include a discussion of each initial offering transaction in which the selling stockholder acquired the securities to be sold.

Legal Opinion, Exhibit 5.1

2.                        We note the legal opinion filed as Exhibit 5.1 states that the debt securities, warrants and units registered on this registration statement are “validly issued.” Please file a revised legal opinion that opines that the debt securities, warrants, and units comprised of two or more underlying securities will be binding obligations of the registrant. See Sections IIB(1)(e), (f), and (h) of Staff Legal Bulletin No. 19 for more information.

Response:  In response to the Staff’s comment, the legal opinion attached as Exhibit 5.1 to the Registration Statement has been revised to indicate that the debt securities, warrants, and units comprised of two or more underlying securities will be binding obligations of the registrant.

3.                        We note the opinions are limited to the General Corporation Law of the State of Delaware as applied by courts in Delaware. However, we also note that the form of indenture filed as Exhibit 4.10, pursuant to which the debt securities will be issued, is governed by the laws of the State of New York. Please file a revised legal opinion that also opines on the law of the State of New York. See Section IIB(1)(e) of Staff Legal Bulletin No. 19 for more information.

Response:  In response to the Staff’s comment, the legal opinion attached as Exhibit 5.1 to the Registration Statement has been revised to expand its coverage to matters governed by the laws of the State of New York.

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Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact me at (609) 662-5067.

Very truly yours,

/s/ Peter M. Macaluso
Peter M. Macaluso
Assistant General Counsel and Secretary

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cc:                                Amy Reischauer, Division of Corporate Finance, SEC

John F. Crowley, Amicus Therapeutics, Inc

William D. Baird, III, Amicus Therapeutics, Inc

3

AMICUS THERAPEUTICS, INC.
1 Cedar Brook Drive
Cranbury, NJ 08512

January 16, 2013

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549-0404

Re:                       Amicus Therapeutics, Inc.

Registration Statement on Form S-3

Filed December 6, 2012

File No. 333-185307

Dear Mr. Riedler:

In connection with the response letter dated January 14, 2013 submitted by Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 18, 2012, the Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact William D. Baird, III, Chief Financial Officer at (609) 662-5022, Peter Macaluso, Assistant General Counsel and Secretary, at (609) 662-5067, or the undersigned, the Chief Executive Officer of the Company, at (609) 662-2000.

Very truly yours,

/s/ John F. Crowley
John F. Crowley
Chairman and Chief Executive Officer

cc:                                Amy Reischauer, Division of Corporate Finance, SEC

William D. Baird, III, Amicus Therapeutics, Inc.

Peter Macaluso, Amicus Therapeutics, Inc.